January 13, 2026

James Frakes
Chief Executive Officer
Aethlon Medical, Inc.
11555 Sorrento Valley Road
Suite 203
San Diego, CA 92121

       Re: Aethlon Medical, Inc.
           Registration Statement on Form S-1
           Filed January 7, 2026
           File No. 333-292598
Dear James Frakes:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Dennis Doucette